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                              February 11, 2021

       Alec Oxenford
       Chief Executive Officer
       Alpha Capital Acquisition Co
       1230 Avenue of the Americas, 16 Fl.
       New York, NY 10020

                                                        Re: Alpha Capital
Acquisition Co
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            File No. 333-252596
                                                            Filed February 10,
2021

       Dear Mr. Oxenford:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1/A filed February 10, 2021

       Report of Independent Registered Public Accounting Firm, page F-2

   1. The first paragraph of your independent audit report indicates that an audit was performed on the balance sheet as
of December 31, 2020 while the final sentence of the first
                                                        paragraph presents an
opinion on the financial position as of December 10, 2020. Please request that your
auditor provide an opinion that is consistent with the audited information included in the filing.
       Notes to the Financial Statements
       Note 8 - Subsequent Events, page F-15

   2.                                                   Your disclosure
indicates that you evaluated subsequent events and transactions that occurred after the
balance sheet date up to January 29, 2021, the date that the financial
 Alec Oxenford
Alpha Capital Acquisition Co
February 11, 2021
Page 2
      statements were available to be issued. Please tell us how you determined the financial statements were available to be issued on January 29, 2021 considering the audit report is dated February 9, 2021 or amend your filing to revise the subsequent event footnote disclosure.
        You may contact Mindy Hooker at (202) 551-3732 or John Cash, Accounting Branch
Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Asia Timmons-Pierce,
Special Counsel, at (202) 551-3754 with any other questions.



                                                           Sincerely,
FirstName LastNameAlec Oxenford
                                                           Division of
Corporation Finance
Comapany NameAlpha Capital Acquisition Co
                                                           Office of
Manufacturing
February 11, 2021 Page 2
cc:       Derek Dostal
FirstName LastName